                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM U-3A-2

                                FILE NO. 0-29604


     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM
        THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      To Be Filed Annually Prior to March 1

                                ENERGYSOUTH, INC.
                               (Name of Company)

hereby files with the Securities and Exchange Commission (the Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the "Act"), and submits the following information:

1. The Claimant ENERGYSOUTH, INC., an Alabama corporation, is a holding company which directly or indirectly holds interests in the following subsidiaries, each of which is also organized under the laws of the State of Alabama:

     a. Mobile Gas Service Corporation ("Mobile Gas"), a natural gas distribution company;

     b. MGS Storage Services, Inc., which owns an 871/2% general partnership interest in Bay Gas Storage Company, Ltd.;

     c. Bay Gas Storage Company, Ltd. ("Bay Gas"), a limited partnership engaged in the business of underground natural gas storage;

     d. EnergySouth Services, Inc., which is engaged in the business of providing contract and consulting work for utilities and industrial customers and which owns a 51% interest in Southern Gas Transmission Company;

     e. Southern Gas Transmission Company ("SGT"), a general partnership which operates a gas pipeline; and

     f. MGS Marketing Services, Inc., which was incorporated to assist existing and potential customers of Mobile Gas in the purchase of natural gas.

The business address of the Claimant and each of its subsidiaries is:

                              2828 Dauphin Street
                             Mobile, Alabama 36606

2. Mobile Gas is a "gas utility company" under the provisions of Section 2(a)(4) of the Act and is regulated by the Alabama Public Service Commission. The properties of Mobile Gas consist primarily of natural gas distribution systems, including mains, services, meters and regulating equipment, serving communities in southwest Alabama, including the City of Mobile and adjacent areas, all of which is located in Mobile County, Alabama. Mobile Gas owns office buildings and other miscellaneous equipment and property, all of which is located in Mobile County, Alabama.

     The properties of Bay Gas consist of an underground gas storage cavern located in McIntosh, Alabama and related compression, dehydration and pipeline facilities, all located primarily in Washington County, Alabama.

     The properties of SGT consist of a 50-mile natural gas pipeline from Claiborne, Alabama to near Flomaton, Alabama, all located primarily in Monroe County, Alabama.

     Neither Claimant nor any of its subsidiaries other than Mobile Gas is a "gas utility company" under the provisions of Section 2(a)(4) of the Act.

3. The following is information for the last calendar year with respect to Claimant and its subsidiary public utility company, Mobile Gas:

     a. Mcf of natural or manufactured gas distributed at retail: 6,230,859 Mcf, all of which was distributed within the state of Alabama.

          Mcf of natural or manufactured gas transported on behalf of end users:
          33,610,324 Mcf, all of which was transported within the state of Alabama.

     b. Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized: None

     c. Mcf of natural or manufactured gas sold at wholesale outside the State in which such company is organized or at the State line: None

     d. Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line: 1,175,400 Mcf purchased from Louisiana; 421,283 Mcf purchased from Texas.

4. The Claimant does not hold directly or indirectly any interest in an EWG or a foreign utility company.

EXHIBIT A. A consolidating statement of income and retained earnings of the Claimant and its subsidiary companies for the calendar year ended December 31, 1999, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year is attached hereto as Exhibit A and made a part hereof.

EXHIBIT B. A Financial Data Schedule is attached hereto as Exhibit B, including the financial and other data required to be set forth therein pursuant to the requirements of this Exhibit B to Form U-3A-2.

EXHIBIT C. Not Applicable.

The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 29th day of February, 1999.

                             ENERGYSOUTH, INC.
                             (Name of Claimant)

                             BY /s/ Charles P. Huffman
                                ---------------------------------------------
                                    Charles P. Huffman
                                    Its Chief Financial Officer and Treasurer

CORPORATE SEAL

ATTEST:

By /s/ G. Edgar Downing
   -------------------------
       G. Edgar Downing, Jr.
       Its Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Charles P. Huffman
Chief Financial Officer and Treasurer
2828 Dauphin Street
Mobile, Alabama 36606

                                ENERGYSOUTH, INC.
                           CONSOLIDATING BALANCE SHEET
                              AT DECEMBER 31, 1999
                                   (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                    EXHIBIT A

                                                                                            SOUTHERN GAS
ACCOUNT DESCRIPTION                            ENERGYSOUTH     MOBILE GAS     MGS ENERGY    TRANSMISSION    MGS STORAGE
                                               -----------     ----------     ----------    ------------    ----------
Assets

Current Assets:
  Cash and Cash Equivalents                     $    1,337     $   (1,347)    $      353     $        9     $       40
  Receivables:
    Gas                                                             6,777                           368
    Unbilled Revenue                                                4,064
    Merchandise                                                     3,048
    Other                                            5,593          4,321              8                         1,692
    Dividend
    Less Allowance for Doubtful Accounts                             (812)
  Materials, Supplies, and Mdse (at
    average cost)                                                   1,539
  Gas Stored Underground (at average cost)                            966
  Deferred Income Taxes                                             1,719
  Prepayments                                                       1,657                            --
                                                ----------     ----------     ----------     ----------     ----------
    Total Current Assets                             6,930         21,932            361            377          1,732
                                                ----------     ----------     ----------     ----------     ----------
Property, Plant & Equipment:
  Property, Plant & Equipment                           --        137,073             36          3,485             --
  Less Accumulated Depreciation and
    Amortization                                                   45,725              4            677
                                                ----------     ----------     ----------     ----------     ----------
    Property, Plant & Equipment - Net                   --         91,348             32          2,808             --
  Construction Work in Progress                                     1,347
                                                ----------     ----------     ----------     ----------     ----------
    Total Property, Plant & Equipment                   --         92,695             32          2,808             --
                                                ----------     ----------     ----------     ----------     ----------

Other Assets:
  Investment in Mobile Gas Service
    Corporation                                     63,486             --
  Investment in MGS Energy Services, Inc.            1,502             --
  Investment in MGS Storage Services, Inc.                         13,867
  Investment in MGS Marketing Services, Inc.            74             --
  Investment in Partnerships                                           --          1,572                        15,767
  Regulatory Assets                                                   611
  Merchandise Receivables Due After One Year                        5,662
  Deferred Charges                                                    432              2             --
                                                ----------     ----------     ----------     ----------     ----------
    Total Other Assets                              65,062         20,572          1,574             --         15,767
                                                ----------     ----------     ----------     ----------     ----------
        Total Assets                            $   71,992     $  135,199     $    1,967     $    3,185     $   17,499
                                                ==========     ==========     ==========     ==========     ==========

                                                 BAY GAS                                                 CONSOLIDATED
ACCOUNT DESCRIPTION                              STORAGE      MGS MARKETING     TOTAL      ELIMINATION       TOTAL
                                                ----------    -------------  ----------    -----------   ------------
Assets

Current Assets:
  Cash and Cash Equivalents                     $    4,316    $      243     $    4,951                   $    4,951
  Receivables:
    Gas                                                277           364          7,786                        7,786
    Unbilled Revenue                                                              4,064                        4,064
    Merchandise                                                                   3,048                        3,048
    Other                                              378                       11,992       (11,255)           737
    Dividend                                                                         --                           --
    Less Allowance for Doubtful Accounts                                           (812)                        (812)
  Materials, Supplies, and Mdse (at
    average cost)                                                                 1,539                        1,539
  Gas Stored Underground (at average cost)                                          966                          966
  Deferred Income Taxes                                                           1,719                        1,719
  Prepayments                                          112                        1,769                        1,769
                                                ----------    ----------     ----------    ----------     ----------
    Total Current Assets                             5,083           607         37,022       (11,255)        25,767
                                                ----------    ----------     ----------    ----------     ----------
Property, Plant & Equipment:
  Property, Plant & Equipment                       37,727            --        178,321            --        178,321
  Less Accumulated Depreciation and
    Amortization                                     4,648                       51,054                       51,054
                                                ----------    ----------     ----------    ----------     ----------
    Property, Plant & Equipment - Net               33,079            --        127,267            --        127,267

  Construction Work in Progress                      1,146                        2,493                        2,493
                                                ----------    ----------     ----------    ----------     ----------
    Total Property, Plant & Equipment               34,225            --        129,760            --        129,760
                                                ----------    ----------     ----------    ----------     ----------

Other Assets:
  Investment in Mobile Gas Service
    Corporation                                                                  63,486       (63,486)            --
  Investment in MGS Energy Services, Inc.                                         1,502        (1,502)            --
  Investment in MGS Storage Services, Inc.                                       13,867       (13,867)            --
  Investment in MGS Marketing Services, Inc.                                         74           (74)            --
  Investment in Partnerships                                                     17,339       (17,339)            --
  Regulatory Assets                                                                 611                          611
  Merchandise Receivables Due After One Year                                      5,662                        5,662
  Deferred Charges                                     847                        1,281                        1,281
                                                ----------    ----------     ----------    ----------     ----------
    Total Other Assets                                 847            --        103,822       (96,268)         7,554
                                                ----------    ----------     ----------    ----------     ----------
        Total Assets                            $   40,155    $      607     $  270,604    $ (107,523)    $  163,081
                                                ==========    ==========     ==========    ==========     ==========

                                ENERGYSOUTH, INC.
                           CONSOLIDATING BALANCE SHEET
                              AT DECEMBER 31, 1999
                                   (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                    EXHIBIT A

                                                                                          SOUTHERN GAS
ACCOUNT DESCRIPTION                            ENERGYSOUTH     MOBILE GAS    MGS ENERGY   TRANSMISSION    MGS STORAGE
                                               -----------     ----------    ----------   ------------    ----------
 Capitalization and Liabilities

Current Liabilities:
  Current Maturities of Long-Term Debt          $       --     $    1,884    $       --    $       --     $       --
  Notes Payable                                      4,130             --            --            80              8
  Accounts Payable                                     379         10,611           145            13            230
  Dividends Declared                                 1,152             --
  Customer Deposits                                                 1,420
  Taxes Accrued                                         86          3,816            77            10            177
  Interest Accrued                                      27          1,328
  Deferred Purchased Gas Adjustment                                 1,395
  Other Liabilities                                    149          2,179
                                                ----------     ----------    ----------    ----------     ----------
      Total Current Liabilities                      5,923         22,633           222           103            415
                                                ----------     ----------    ----------    ----------     ----------
Other Liabilities:
  Other Liabilities                                    478
  Accrued Pension Cost                                              1,076
  Accrued Postretirement Benefit Cost                               1,093
  Deferred Income Taxes                               (205)         8,927           242                        3,217
  Deferred Investment Tax Credits                                     386            --                           --
                                                ----------     ----------    ----------    ----------     ----------
      Total Other Liabilities                          273         11,482           242            --          3,217
                                                ----------     ----------    ----------    ----------     ----------
      Total Liabilities                              6,196         34,115           464           103          3,632
                                                ----------     ----------    ----------    ----------     ----------

Capitalization:
  Stockholders' Equity                                  49             --             1            --             --
  Capital in Excess of Par Value                    18,661         17,965                                     10,490
  Partner's Capital                                                                               785
  Retained Earnings                                 47,086         45,522         1,502         2,297          3,377
                                                ----------     ----------    ----------    ----------     ----------
    Total Stockholders' Equity                      65,796         63,487         1,503         3,082         13,867
Minority Interest
Long-Term Debt (Less Current Maturities)                           37,597                          --
                                                ----------     ----------    ----------    ----------     ----------
      Total Capitalization                          65,796        101,084         1,503         3,082         13,867
                                                ----------     ----------    ----------    ----------     ----------
      Total Capitalization and Liabilities      $   71,992     $  135,199    $    1,967    $    3,185     $   17,499
                                                ==========     ==========    ==========    ==========     ==========

                                                BAY GAS                                                 CONSOLIDATED
ACCOUNT DESCRIPTION                             STORAGE     MGS MARKETING     TOTAL      ELIMINATION        TOTAL
                                               ----------   -------------  ----------    -----------    ------------
Capitalization and Liabilities

Current Liabilities:
  Current Maturities of Long-Term Debt          $      862    $       --    $    2,746     $       --     $    2,746
  Notes Payable                                      2,650                       6,868         (2,738)         4,130
  Accounts Payable                                     157           506        12,041         (8,516)         3,525
  Dividends Declared                                                             1,152                         1,152
  Customer Deposits                                                              1,420                         1,420
  Taxes Accrued                                         94            27         4,287                         4,287
  Interest Accrued                                     130                       1,485                         1,485
  Deferred Purchased Gas Adjustment                                              1,395                         1,395
  Other Liabilities                                      4                       2,332                         2,332
                                                ----------    ----------    ----------     ----------     ----------
      Total Current Liabilities                      3,897           533        33,726        (11,254)        22,472
                                                ----------    ----------    ----------     ----------     ----------
Other Liabilities:
  Other Liabilities                                                                478                           478
  Accrued Pension Cost                                                           1,076                         1,076
  Accrued Postretirement Benefit Cost                                            1,093                         1,093
  Deferred Income Taxes                                                         12,181                        12,181
  Deferred Investment Tax Credits                                                  386                           386
                                                ----------    ----------    ----------     ----------     ----------
      Total Other Liabilities                           --            --        15,214             --         15,214
                                                ----------    ----------    ----------     ----------     ----------
      Total Liabilities                              3,897           533        48,940        (11,254)        37,686
                                                ----------    ----------    ----------     ----------     ----------

Capitalization:
  Stockholders' Equity                                  --            --            50             (1)            49
  Capital in Excess of Par Value                                                47,116        (28,455)        18,661
  Partner's Capital                                 11,995                      12,780        (12,780)            --
  Retained Earnings                                  6,024            74       105,882        (58,796)        47,086
                                                ----------    ----------    ----------     ----------     ----------
    Total Stockholders' Equity                      18,019            74       165,828       (100,032)        65,796
Minority Interest                                                                               3,763          3,763
Long-Term Debt (Less Current Maturities)            18,239                      55,836                        55,836
                                                ----------    ----------    ----------     ----------     ----------
      Total Capitalization                          36,258            74       221,664        (96,269)       125,395
                                                ----------    ----------    ----------     ----------     ----------
      Total Capitalization and Liabilities      $   40,155    $      607    $  270,604     $ (107,523)    $  163,081
                                                ==========    ==========    ==========     ==========     ==========

                                ENERGYSOUTH, INC.
                         CONSOLIDATING INCOME STATEMENT
                       AND STATEMENT OF RETAINED EARNINGS
                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1999
                                   (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                    EXHIBIT A

                                                                                              SOUTHERN GAS
ACCOUNT DESCRIPTION                              ENERGYSOUTH     MOBILE GAS     MGS ENERGY    TRANSMISSION    MGS STORAGE
                                                 -----------     ----------     ----------    ------------    ----------
Operating Revenues
 Gas Revenues                                     $       --     $   62,127     $       --     $      841     $       --
 Merchandise Sales                                                    2,841             --
 Other                                                   575          1,207             42
                                                  ----------     ----------     ----------     ----------     ----------
    Total Operating Revenues                             575         66,175             42            841             --
                                                  ----------     ----------     ----------     ----------     ----------
Operating Expenses
 Cost of Gas                                                         21,562
 Cost of Merchandise                                                  2,241
 Operations                                              574         16,227             84            225
 Maintenance                                                          1,603                            18
 Depreciation                                                         5,382              4             97
 Taxes, Other Than Income Taxes                                       5,047              4             24             --
                                                  ----------     ----------     ----------     ----------     ----------
    Total Operating Expenses                             574         52,062             92            364             --
                                                  ----------     ----------     ----------     ----------     ----------
Operating Income                                           1         14,113            (50)           477             --
                                                  ----------     ----------     ----------     ----------     ----------
Other Income and (Expense)
 Interest Expense                                        (37)        (3,491)            (4)            (3)           (43)
 Allowance for Borrowed Funds Used
  During Construction                                                    76
 Interest Income                                          36            330              3             10             25
 Income From Subsidiaries/Partnerships                 8,454          1,434            484                         2,334
   Less Minority Interest                                                             (237)            --           (292)
                                                  ----------     ----------     ----------     ----------     ----------
   Total Other Income (Expense)                        8,453         (1,651)           246              7          2,024
                                                  ----------     ----------     ----------     ----------     ----------
Income Before Income Taxes                             8,454         12,462            196            484          2,024
                                                  ----------     ----------     ----------     ----------     ----------
 Income Taxes                                                         4,179             71             --            623
                                                  ----------     ----------     ----------     ----------     ----------
Income Before Cumulative Effect of
 Changes in Accounting Principles                      8,454     $    8,283     $      125     $      484     $    1,401

Cumulative Effect on Prior Years of
 Change in Accounting Method For
 Unbilled Revenue (Net of Income Tax)                     --             --             --             --

Cumulative Effect on Prior Years of
 Change in Accounting Method For
 Start-Up Costs (Net of Income Tax)                                      --             --             --             32
                                                  ----------     ----------     ----------     ----------     ----------
Total Cumulative Effect of Accounting Changes
 (Net of Income Tax)                                      --             --             --             --             32
                                                  ----------     ----------     ----------     ----------     ----------
Net Income                                             8,454          8,283            125            484          1,433

Retained Earnings at December 31, 1998                43,156         41,639          1,377          2,193          1,944
Merger/Acquisition of Subsidiaries
Dividends Paid/Capital Distributions                  (4,524)        (4,400)            --           (380)
                                                  ----------     ----------     ----------     ----------     ----------
Retained Earnings at December 31, 1999            $   47,086     $   45,522     $    1,502     $    2,297     $    3,377
                                                  ==========     ==========     ==========     ==========     ==========

                                                   BAY GAS                                                    CONSOLIDATED
ACCOUNT DESCRIPTION                                STORAGE     MGS MARKETING      TOTAL        ELIMINATION        TOTAL
                                                  ----------   -------------    ----------     -----------    ------------
Operating Revenues
 Gas Revenues                                     $    6,111     $       --     $   69,079     $   (4,135)    $   64,944
 Merchandise Sales                                                                   2,841                         2,841
 Other                                                                   73          1,897           (575)         1,322
                                                  ----------     ----------     ----------     ----------     ----------
    Total Operating Revenues                           6,111             73         73,817         (4,710)        69,107
                                                  ----------     ----------     ----------     ----------     ----------
Operating Expenses
 Cost of Gas                                                             --         21,562         (4,135)        17,427
 Cost of Merchandise                                                                 2,241                         2,241
 Operations                                              790             --         17,900           (575)        17,325
 Maintenance                                              90                         1,711                         1,711
 Depreciation                                          1,032                         6,515                         6,515
 Taxes, Other Than Income Taxes                          333             --          5,408                         5,408
                                                  ----------     ----------     ----------     ----------     ----------
    Total Operating Expenses                           2,245             --         55,337         (4,710)        50,627
                                                  ----------     ----------     ----------     ----------     ----------
Operating Income                                       3,866             73         18,480             --         18,480
                                                  ----------     ----------     ----------     ----------     ----------
Other Income and (Expense)
 Interest Expense                                     (1,766)            --         (5,344)           217         (5,127)
 Allowance for Borrowed Funds Used
  During Construction                                                                   76                            76
 Interest Income                                         235             --            639           (217)           422
 Income From Subsidiaries/Partnerships                                              12,706        (12,706)            --
   Less Minority Interest                                 --                          (529)            --           (529)
                                                  ----------     ----------     ----------     ----------     ----------
   Total Other Income (Expense)                       (1,531)            --          7,548        (12,706)        (5,158)
                                                  ----------     ----------     ----------     ----------     ----------
Income Before Income Taxes                             2,335             73         26,028        (12,706)        13,322
                                                  ----------     ----------     ----------     ----------     ----------
 Income Taxes                                             --             27          4,900             --          4,900
                                                  ----------     ----------     ----------     ----------     ----------
Income Before Cumulative Effect of
 Changes in Accounting Principles                 $    2,335     $       46     $   21,128     $  (12,706)    $    8,422

Cumulative Effect on Prior Years of
 Change in Accounting Method For
 Unbilled Revenue (Net of Income Tax)                     --             --             --                            --

Cumulative Effect on Prior Years of
 Change in Accounting Method For
 Start-Up Costs (Net of Income Tax)
                                                          57             --             89            (57)            32
                                                  ----------     ----------     ----------     ----------     ----------
Total Cumulative Effect of Accounting Changes
 (Net of Income Tax)                                      57             --             89            (57)            32
                                                  ----------     ----------     ----------     ----------     ----------
Net Income                                             2,392             46         21,217        (12,763)         8,454

Retained Earnings at December 31, 1998                 3,632             28         93,969        (50,813)        43,156
Merger/Acquisition of Subsidiaries                                                      --                            --
Dividends Paid/Capital Distributions                                                (9,304)         4,780         (4,524)
                                                  ----------     ----------     ----------     ----------     ----------
Retained Earnings at December 31, 1999            $    6,024     $       74     $  105,882     $  (58,796)    $   47,086
                                                  ==========     ==========     ==========     ==========     ==========